September 19, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan
Mr. Adam F. Turk

Re:	American Tower REIT, Inc.
Registration Statement on Form S-4
File No. 333-174684

Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), American Tower REIT, Inc. (the “Company”) does hereby respectfully request acceleration of the effective time of the above-referenced registration statement, as amended (the “Registration Statement”) so that it may become effective at 4:00 p.m. (Washington, D.C. time) on September 22, 2011 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gilbert Menna at (617) 570-1433 or Suzanne Lecaroz at (617) 570-1306. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to us by facsimile to (617) 375-7547, attention: Edmund DiSanto and Thomas Bartlett.

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Edmund DiSanto
Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	Thomas A. Bartlett

Michael John McCormack, Esq.

Mneesha Nahata, Esq.

American Tower REIT, Inc.

Gilbert G. Menna, Esq.

Suzanne D. Lecaroz, Esq.

Goodwin Procter LLP

Craig B. Brod, Esq.

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Ameek A. Ponda, Esq.

William J. Curry, Esq.

Sullivan & Worcester LLP